UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

China Rapid Finance Limited

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

16953Q105

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 16953Q105	Page 2 of 5

(1)	Names of reporting persons Zhengyu (Zane) Wang
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of	(5) Sole voting power 3,919,549(1)
shares beneficially owned by	(6) Shared voting power 0
each reporting person	(7) Sole dispositive power 3,919,549(1)
with:	(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 3,919,549 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.2%(1)(2)
(12)	Type of reporting person (see instructions) IN

(1) Represents (i) 3,729,331 Class B ordinary shares currently held by the reporting person and (ii) 190,218 Class B ordinary shares that such person has the right to acquire upon the exercise of options, warrants or other rights within 60 days hereof, which together are convertible into 3,919,549 Class A ordinary shares. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share; provided, however, according to Article 4.1(b) of the Fourth Amended and Restated Memorandum and Articles of Association of the Issuer (the “Articles”), that holders holding Class B ordinary shares shall only be permitted to vote in aggregate a maximum of 9.5% of the outstanding Voting Interests (as defined in the Articles) in the Issuer at any point in time (taking into account any Voting Interests Constructively Owned (as defined in the Articles) by such holders), except that if the reporting person holds Class B ordinary shares, he shall only be permitted to vote a maximum of 37% of the outstanding Voting Interests in the Issuer at any point in time (taking into account any Voting Interests Constructively Owned by the reporting person).

(2) Based on the sum of (i) 58,973,604 Class A ordinary shares of the Issuer outstanding as of December 31, 2018 as provided by the Issuer, (ii) 3,729,331 Class A ordinary shares that the reporting person has the right to acquire upon conversion of the same number of Class B ordinary shares currently held by the reporting person, and (iii) 190,218 Class A ordinary shares that the reporting person has the right to acquire upon the conversion of the same number of Class B ordinary shares that the reporting person has the right to acquire upon exercise of options, warrants or other rights within 60 days hereof.

Item 1.

(a)	Name of Issuer China Rapid Finance Limited

SCHEDULE 13G

CUSIP No. 16953Q105	Page 3 of 5

(b)	Address of Issuer’s Principal Executive Offices 5F, Building D, BenQ Plaza, 207 Songhong RD., Changning District, Shanghai, 200335, China

Item 2.

(a)	Name of Person Filing Zhengyu (Zane) Wang

(b)	Address of the Principal Office or, if none, residence 5F, Building D, BenQ Plaza, 207 Songhong RD., Changning District, Shanghai, 200335, China

(c)	Citizenship United States of America

(d)	Title of Class of Securities Class A ordinary shares, par value $0.0001 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share is entitled to ten votes, whereas each Class A ordinary share is entitled to one vote; provided, however, according to Article 4.1(b) of the Fourth Amended and Restated Memorandum and Articles of Association of the Issuer (the “Articles”), that holders holding Class B ordinary shares shall only be permitted to vote in aggregate a maximum of 9.5% of the outstanding Voting Interests (as defined in the Articles) in the Issuer at any point in time (taking into account any Voting Interests Constructively Owned (as defined in the Articles) by such holders), except that if the reporting person holds Class B ordinary shares, he shall only be permitted to vote a maximum of 37% of the outstanding Voting Interests in the Issuer at any point in time (taking into account any Voting Interests Constructively Owned by the reporting person).

(e)	CUSIP Number 16953Q105

This CUSIP number applies to the American Depositary Shares of the Issuer, each representing one Class A ordinary share of the Issuer, par value $0.0001 per share. No CUSIP has been assigned to the ordinary shares.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a) (6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

SCHEDULE 13G

CUSIP No. 16953Q105	Page 4 of 5

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,919,549

(b)	Percent of class: 6.2%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote See Item 5 on page 2.

	(ii)	Shared power to vote or to direct the vote See Item 6 on page 2.

	(iii)	Sole power to dispose or to direct the disposition of See Item 7 on page 2.

	(iv)	Shared power to dispose or to direct the disposition of See Item 8 on page 2.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SCHEDULE 13G

CUSIP No. 16953Q105	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2019 Date

/s/ Zhengyu (Zane) Wang Zhengyu (Zane) Wang